Ohmyhome Limited

March 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C., 20549

Attn: Mr. Benjamin Holt

Re:	Ohmyhome Limited
Registration Statement on Form F-1, as amended (File No. 333-268691) Request for Acceleration of Effectiveness

Dear Mr. Holt:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ohmyhome Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on March 16, 2023, or as soon thereafter as practicable.

Very truly yours,

Ohmyhome Limited

By:	/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Chief Executive Officer